

November 24, 2014

Via E-mail
Amin Khoury
Chief Executive Officer
KLX Inc.
1300 Corporate Center Way
Wellington, FL 33414-2105

> **Re: KLX Inc.**
> **Amendment No. 2 to Form 10-12B**
> **Filed November 13, 2014**
> **File No. 001-36610**

Dear Mr. Khoury:

We have reviewed your response to our letter dated October 29, 2014 and have the following additional comments.

Form 10

Exhibit 99.1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

1. We note from your disclosure beginning on page 152 that you will enter into certain agreements with B/E Aerospace in connection with the spin-off transaction, such as the Transition Services Agreement, Employee Matters Agreement, and Tax Sharing and Indemnification Agreement. As previously requested, please tell us and revise MD&A and the notes to the Company's financial statements to disclose the nature and significant terms of each of these agreements as required by ASC 850-10-50-1 to the extent that they are material. In addition, please revise MD&A to discuss the expected impact of these agreements on the Company's financial condition and results of operations in future periods, as appropriate. Also, to the extent amounts have been finalized and are factually supportable, please ensure that the pro forma financial statements include appropriate adjustments as a result of these agreements, such as the recurring expense to be incurred under the Transition Services Agreement.

New Financing Arrangements, page 79

2. Please revise to disclose the significant terms of the senior unsecured notes, such as interest rate and maturity, which will be issued in connection with the spin-off.

Description of Capital Stock, page 163

Fee Shifting Provision, page 165

3. Please expand your discussion of the scope of the fee-shifting provision. Clarify in the information statement that any other person who joins with or offers substantial financial assistance to the plaintiff stockholder in the prosecution of a claim or has a direct financial interest in the success of a claim will be jointly and severally obligated in the event reimbursement is triggered under this provision. Also, to the extent there is any uncertainty or you can provide any guidance regarding how the "substantially achieves, in substance and amount, the full remedy sought" standard would be applied, please revise your disclosure accordingly. Finally, with respect to the fees, cost and expenses subject to reimbursement, please expand your disclosure to clarify that these include all reasonable attorneys' fees, experts' fees and other litigation fees and expenses. Refer to section 9.01 of the Bylaws of KLX, Inc., filed as exhibit 3.2.

4. In section 9.01 of your bylaws, you define "Corporate Dispute" to include, among other things, actions asserting claims pursuant to "any provision of the federal securities laws or any regulation promulgated pursuant thereto." Please provide us with your analysis why this provision does not conflict with the fee-shifting and anti-waiver provisions of the federal securities laws.

5. You state that the fee-shifting provision in your bylaws could discourage stockholders from contesting actions carried out by your Board through litigation. Please add a risk factor discussing the specific features of the provision and describing the attendant risks.

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Harald Halbhuber, Esq.
        Shearman & Sterling, LLP